
OpenRounds

OPENROUNDS

The golf industry's proven OTA (online travel agent)

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openrounds.com Boston, MA Notable Angel

Highlights

Notable Angel

Raised $25k or more from a notable angel investor

1. OpenRounds a PGA of America GRP partner
2. 80% net promoter score
3. $5MM initial advertising budget via media partner
4. Raising funds to deploy proven model/tech with UpriseGolf, our semi-private and public golf platform

Featured Investors



Bantam Group
Notable Investor

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For 25+ years Joe has served as mentor, coach, and personal advisor to CEO's and entrepreneurs. His investment vehicle Bantam Group has invested in 300+ early stage companies who have had a broad, deep impact, and includes several high profile businesses
bantamgroup.com

"I was impressed with Jon when I first met him and have now worked with him for several years. I didn't invest initially because I was uncertain of the market and business model, but working with him caused me to gain respect for his persistence and commitment to a vision. His recent expanded market view, plus growing interest from potential strategic partners , creates what I view as a potential inflection point for the business (and resulted in my recent investment). He has accomplished a lot with relatively modest capital. I think he'll be able to accomplish as much with this modest raise via Wefunder as others would with a more substantial "venture" round."



Michael Wankier
Syndicate Lead

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Invested $110,000

Mike was originally introduced to OpenRounds as a golf club member (user), becoming an investor and board member. His career includes 20 years in finance/accounting, CFO positions, and Mike is currently building several franchise-oriented businesses

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"I invested in OpenRounds because of the concept. As a private club member, I had asked my local pro to help me get a tee time at a couple of other private courses when I was traveling. Once I was introduced to the OpenRounds platform, I was hooked. I loved the ease and convenience with which I was able to get on other private clubs without having to include my local pro. When I was presented with the opportunity to invest, I could see the vision of the founder and could see how the concept aligned with my vision for accessing private golf outside of my own club membership. I believe that the OpenRounds concept can and will work with the right investment."

Our Team



Jonathan Wyeth Founder

A Babson alum, Jon has a background in product management, marketing, corp strategy, M&A, and private equity. In 2014, he founded and self-funded OpenRounds, launching its MVP. His golf industry experience ties date back to high school and college



Deke Smith Co-founder

Deke is a Creative Director who has worked extensively with clients such as Nike Golf, Nike Sportswear, Jordan Brand, and Burton Snowboards. At OpenRounds, he builds brand identity and all things visual



David Gould Editorial Advisor

30 years of journalism, marketing, and strategic planning experience. Contributing 200+ articles to leading sports publications, David has served as executive editor at Golf Digest, Travel + Leisure Golf magazine, in addition to authoring three books



Tony Pancake Industry Advisor

Tony has mentored countless PGA Professionals, lead golf ops at multiple, renowned top 100 golf clubs, served on the PGA's Board of Directors, and was named 2024 PGA Professional of the Year (36-year member). He's been an advisor to OpenRounds since 2017

Pitch

Overview

OpenRounds started in 2016, delivering private golf accommodations. Currently we serve over 500 club partners and 40,000 verified, active private golf households.

Having spent the past two years preparing to launch a platform customized for semi-private and public courses, UpriseGolf, the company is approaching a period of rapid growth.

Based on golf industry and player feedback, UpriseGolf is the proven OTA (online travel agent), making booking tee times seamless, just like booking flights or hotels.

With the support of a multi-million dollar media partnership to get our product in front of golfers nationwide, proven success with industry's most demanding segment, and a clear market void, UpriseGolf is positioned to become the de facto tee time marketplace.

We wanted to foremost welcome the households that we're honored to serve daily to review the opportunity to invest in and support us during this period.

The Problem

Golf is Missing a Trusted Online Travel Agent



Golf industry is ultra-fragmented

- 15,000 small businesses with little/no reason to interact independently
- 30MM golfers play annually, with zero booking resources in-line with standard booking platforms in place for decades (Expedia, Kayak, etc.)

500MM+ rounds of golf generate $12B revenue annually, with price insensitive customers spending valued time as their own travel agent

Opportunity for proven provider to become the de facto tee time marketplace

- Experienced team with an 80% NPS from highly demanding clientele.
- Protecting and supporting the properties' interests while seamlessly serving golfers when/where they choose

The Solution

A golf tee-time platform with a proven value proposition for both sides of the golf economy.

Golf Courses

- ✓ Increased revenues, prestige, attract/retain the 'right' golfers.
- ✓ Booking policies set by course partners, ability to exclude potential revenue cannibalization.

Golfers

- ✓ Unparalleled selection and standardized pricing.
- ✓ First provider of booking resources in-line with standard booking platforms serving other travel and leisure.

Staff

- Golf course staff, including PGA pros, naturally run small businesses.
- A national provider of tee times is needed to manage marketing costs and inventory.

Product

Browse Courses


Fells Country Club (MA)
Map
Satellite

Submit
Request


Fells Country Club (MA)
Course Location
Map
Satellite

Instant
Book

Request
Accepted


Round Accepted
Update

Payment
Made

Confirmation & Itinerary Email Sent

OpenRounds

Itinerary
Example Golf & Polo Club on 12/10/18 at 12:08 PM, 2 total guest(s).

93 Hillcrest Pkwy
Winchester, MA
555.555.5555

Member Arrival
Before arriving at the parking lot/pro shop, you will see a bag drop on your right. Please leave clubs there, at which point your car can be valeted. Use of valets is encouraged but not required.

Once your vehicle has been parked proceed to the pro shop, where you will be further directed.

Please do not change your shoes in the parking lot, the locker room is available.

Caddies
Forecaddies are required, approx. $40/per guest. Caddies are available, $80-$100. If you prefer to walk the course, caddies are required. Caddies must be requested ahead of time - please call the pro shop (number above) if caddies are desired.

Caddies are to be paid with cash only.

Dress Code, Cell Phones
Proper golf attire must be worn on the golf course and practice areas at all time. Golf slacks or Bermuda-length shorts for gentlemen are neck. Only soft spiked golf shoes are permitted. Hats must be worn facing forwards.

Cell phones are permitted anywhere outdoors, please be respective of others and the country club atmosphere. Phone calls may not be made indoors.

Amenities
The halfway house and the locker room are available.

The dining room is not available for use.

Other
Food and beverage purchases must be paid for with credit or debit card, cash is not accepted as a form of payment except for tips and caddies.

Please bring cash for payment of caddies

- Carts: Available for use, advanced notice required if walking.
- Valets: Yes.
- Gated entrance: N/A.

Questions
Please contact OpenRounds with any questions regarding your round of golf. Reply to this email or call 888-765-7707.

Market Overview & Addressable Market

The $102B golf industry rivals the U.S. pet industry and is twice the size of the global running shoe market. Tee times generate $12B, with $11.5B more from memberships.

Global Running Shoe Market

U.S. Golf Economy


$48.4B
$101.7B

The U.S. has over 15,000 golf courses, more than Starbucks or McDonald's. Approximately One-third are private (OpenRounds), while most are semi-private or public (UpriseGolf).

OpenRounds, the established business for private golf, is a PGA of America Golf Retirement Plus partner, alongside other industry category leaders following the PGA of America's detailed review.

PGA OF AMERICA PARTNERS

PGA

GOLF RETIREMENT PLUS™ PARTNERS

FOUNDING PARTNERS

Titleist

FJ #1 SHOE IN GOLF

PRESENTING PARTNERS

adidas

ahead

AQUAFINA

Callaway

COBRA PUMA GOLF

DUNNING

Imperial SINCE 1916

Lipton

pepsi

SRIXON | Cleveland GOLF | asics

STERLING CUT GLASS

SUN MOUNTAIN

TaylorMade

SUPPORTING PARTNERS

AM&E

ecco GOLF

EyePromise Upgrade your eyes.

Mizuno

odp BUSINESS SOLUTIONS

OpenRounds

OURAY SPORTSWEAR

PREMIER GOLF

Pukka HEADWEAR

US KIDS GOLF

Stage of Development

Brand/Brand Extension

OpenRounds

Private club reciprocity.
40K+ Private golf members,
550+ Private golf courses

Select Fairways

Virtual club membership.
$10k/pp, 250+ clubs.

UPRISE GOLF

Public golf tee times serving $102B market need. APIs & tech live. Key partnerships in place.

Critical elements: Reputation, scalability, national partners, technology (integrations, proprietary, UI with 8-minute sessions).

Go to Market


Uber Black
Uber
PGA
OpenRounds
UPRISE GOLF

- ✓ Leading Operational Expertise
- ✓ Service (80% net promoter)
- ✓ Platform (8 min. session times; industry accepted)
- ✓ B2C not being pursued initially or long-term

Critical elements in place:

Product-Market Fit

Proven Marketplace Platform

Technology Scaled with APIs

Awareness via key partnerships (NDAs)

Key Competitor(s)

UpriseGolf serves premium semi-private and public courses, filling a void in the $12B market.

Industry Landscape	Golf tee time industry ($12B) is largely evergreen, lacks a standard online travel agent, or OTA.
Business Model	OpenRounds is the only platform designed for industry interests (controls, transparency), with a standard commission-only model, aligned with OTAs.
Industry Fit (Courses)	Reputation in private golf established, PGA partnership exclusive/earned.
Customer Fit (Golfers)	Extraordinary service level (80% NPS) with most discerning customers. Golfers passionate, price inelastic, and highly value limited free time.
Add'l Tee Time Vertical(s)	OpenRounds, comparable to Uber Black, Airbnb Luxe. Select Fairways an exclusive, virtual membership offered by OpenRounds.
GolfNow	Barter-based model, liquidation tee times. Scaled provider but misaligned with golf customer demographics and course owners' expectations.

Media Plan Summary

2.8MM Folks with golf interest
will learn about UpriseGolf on targeted shows/musical genres

Placements are precise – based on combination(s) of music genres, theme (political, sports), levels of listener education and income, time of day listening

Average targeted listener will be introduced to UpriseGolf 1x/week during initial launch period (two months)

Q1 2025 Live on-air to 7 MSAs on radio, podcasts, and digital placements

7 MSAs: Dallas-Fort Worth, Orlando, Charlotte, Myrtle Beach, Charleston, Cincinnati, and Lexington-Fayette

National launch date
60 days after 7 MSAs

Any refinement of messages, cadence, and placements will be measured, reviewed, and completed during launch

78.6MM Golf interested in U.S.

$5MM Advertising allocation
over 24 months

Convertible debt with four year maturity

Sources & Uses

Sources

Investors[1]	$1,200,000
Media Partner Corp. VC[2]	$500,000
User Funding[3]	$500,000
Total	**$2,200,000**

Uses

UpriseGolf Sales & Operations FTE	$2,000,000
Contractors (Development, Counsel)	$100,000
OpenRounds[4]	$10,000
Total	**$2,200,000**

[1] Up to $3,000,000 total ($2,000,000 from investors), anticipate as SAFE notes.

[2] Media partner's venture capital group has approval to invest $500,000 cash in the offering, in addition to their $5,000,000 advertising inventory commitment.

[3] User-based tranche administered through Wefunder.

[4] OpenRounds, serving private golf club tee times, is nearly profitable.

Investment Opportunity



Thousands of Private Hhlds
MMs of Public Users
260
210
160
110
60
10
6.0
4.0
2.0
6.0
Jan 2023
Jan 2024
Jan 2025
Jan 2026
Jan 2027

OpenRounds is closing an investment round, anticipated as SAFE notes, totaling $2-3MM

- July '24: media partner term sheet reviewed, documented $5,000,000 advertising inventory for on-air date in Q1 2025
- Use of funds is primarily to hire sales team members and operations support, both proven positions with well detailed/tested training in place

Forward-looking projections are not guaranteed.

Customer Testimonials

"In one winter season I used it a half-dozen times. To me, this service is truly phenomenal."

Mark, South Bend (IN) area club member

"Very Good. We were treated almost like we were members for the day."

Matt, Princeton (NJ) area club member

"We were able to play on a course we would likely not be able to otherwise."

Joseph, Pawling (NY) area club member

"Good website and quick responses."

John, Rochester (NY) area club member

"Complete Excellence!"

Sandy, Rochester (NY) area club member